December 30, 2014

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attention: Tia Jenkins, Senior Assistant Chief Accountant

Re:                             McEwen Mining Inc.

Form 10-K for the Year Ended December 31, 2013, Filed March 10, 2014

Correspondence dated December 15, 2014

File No. 001-33190

Dear Ms. Jenkins:

We refer to your correspondence dated December 15, 2014, addressed to Perry Y. Ing, Chief Financial Officer of McEwen Mining Inc. (“McEwen Mining”, the “Company” or “we”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”). This letter contains the responses to the comments contained in your December 15, 2014 letter.

The Company’s responses are as follows:

Form 10-K for the Year Ended December 31, 2013

Financial Statements

Note 2 — Summary of Significant Accounting Policies, page 86

Design, Construction and Development Costs, page 89

Comment No. 1

We note that you are expensing all costs related to the design, engineering, construction and installation of equipment as incurred as you have not established reserves for your El Gallo 1 mine.  Please tell us whether you plan to establish proven and probable reserves in accordance with Industry Guide 7 and your time frame for doing so, or whether you do not plan to establish proven and probable reserves and your reasons.  In addition, please revise to provide prominent disclosures both inside and outside of your financial statements to highlight that your financial statements may not be comparable to the financial statements of mining companies that have established reserves and deplete development costs on a units-of-production basis.

Response

With respect to El Gallo 1, we do not currently intend to establish proven or probable reserves in compliance with Industry Guide 7. The Company put the mine into production with modest capital expenditures that were satisfied by internal funding so we have not required a bankable feasibility study on El Gallo 1 for purposes of financing the mine. Further, with the decrease in gold prices over the past two years, we estimate the expected remaining life of El Gallo 1 to be approximately three years through 2017. The expected relative short mine life does not justify the costs and efforts of establishing reserves in accordance with Industry Guide 7. However, should exploration efforts prove successful and additional significant economic discoveries be made that would meaningfully extend the mine life, the Company would re-evaluate the benefits of defining the economic and legal feasibility of extracting the mineralized material in accordance with Industry Guide 7.

We believe that our 2013 Form 10-K adequately discloses our lack of established reserves and the impact thereof on our financial statements. These disclosures were made in several sections of our 2013 Form 10-K, both inside and outside of the financial statements. More particularly, we provided such disclosures in the Critical Accounting Policies section of Management’s Discussion and Analysis, and in Notes 2 and 6 of the Financial Statements, where we note that, when proven and probable reserves exist, Mineral Property Interests and Design, Construction, and Development Costs are capitalized and amortized using the units-of- production method over the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves, but that the Company expenses substantially all costs, including design, engineering, construction and installation of equipment as incurred since no proven or probable reserves have been established. While these disclosures do not explicitly state that our financial statements may not be comparable to those of other mining companies with established reserves, we believe that we adequately disclose our accounting policies and that the difference between our accounting policies and the accounting policies of mining companies with established reserves is readily apparent to investors.

For ease of reference, we have reproduced the most relevant excerpts of these disclosures in Appendix A.

Although we believe our current disclosure is adequate, we intend to expand our disclosures in future filings, starting with the Form 10-K for the year ended December 31, 2014, including explicit disclosure that our financial statements may not be comparable to the financial statements of mining companies that have established reserves. Proposed revised language is provided in Appendix B. We respectfully submit that an amendment to our 2013 Form 10-K is neither necessary nor would benefit investors, particularly because we intend to file our 2014 Form 10-K with the expanded disclosure within approximately 75 days as required by Form 10-K.

Mineral Property Interests, page 90

Comment No. 2

We note your disclosure indicates that you amortize the capitalized costs and mineral property interests of your El Gallo 1 mine based on a straight line method over the estimated useful life of the mine.  Given that depletion, depreciation and amortization is generally calculated under U.S. GAAP using proven and probable reserves, as defined under Industry Guide 7, please tell us why you believe the application of the straight line method meets the requirements of being systematic and rational and expand your disclosure to state the useful life of the El Gallo 1 mine and how it is determined.

Response

In determining the useful life of capitalized costs and mineral property interests, we considered whether the useful life of these assets was best determined as either the period of time over which the assets were expected to be used, or the number of production units expected to be obtained through their use. Although conceptually, the units-of-production method is often the most appropriate for many assets in a mining company, due to our lack of Industry Guide 7 compliant reserves at the El Gallo 1 mine, the Company determined that it could not establish a reliable reserve estimate to be used in the units-of-production method. With no proven or probable reserves, it is difficult to establish a reliable estimate of future production over which capitalized costs can be allocated systematically and rationally.

Accordingly, the straight-line method was considered to be the next, most systematic and rational basis of amortization, using the estimated number of years based on our internal mine plan as the useful life over which to depreciate the assets. Depreciation under the straight-line method would be more systematic than under the units-of-production method, as it would be less vulnerable to changes in production estimates, which, as we have noted above, can be difficult to reliably estimate without proven and probable reserves. Also, according to our internal mine plan, annual production from the El Gallo 1 mine is expected to be relatively consistent year-over-year. Depreciation and amortization expense under the straight-line method would therefore also be constant under the units-of-production method, therefore matching the pattern of usage of the assets.

Further, due to the anticipated short mine life of El Gallo 1, expected to end in 2017, the straight-line method does not yield a materially different amortization from that which would be obtained under the units-of-production method. For example, for the year ended December 31, 2013, we recorded $1.5 million of amortization expense related to El Gallo 1 using the straight-line method based on an estimated useful life ending in 2017.  Under a unit-of-production methodology, using internal mineralized material estimates, the amortization expense would have been approximately $1.3 million, resulting in an immaterial difference between the two methodologies of $0.2 million.

Proposed expanded disclosure for our 2014 Form 10-K regarding the useful life of El Gallo 1 is provided in Appendix B. We respectfully submit that an amendment to our 2013 Form 10-K is neither necessary nor would benefit investors, particularly because we intend to file our 2014 Form 10-K with the expanded disclosure within approximately 75 days as required by Form 10-K.

Revenue Recognition, page 90

Comment No. 3

We note that you have entered into a doré sales agreement which gives you the option to sell approximately 90% of the gold and silver contained in doré bars you have produced prior to completion of refining by a third party refiner.  Please tell us and expand your disclosure in future filings to identify when you entered into this agreement and describe how you recognize revenue related to this agreement to the extent material.  Please provide your proposed disclosure in your response.

Response

As noted in the Staff’s comment, we have entered into a doré sales agreement dated July 2012 under which we have the option to sell approximately 90% of the gold and silver contained in the doré bars prior to completion of refining by our third-party refiner. The agreement was entered into with The Bank of Nova Scotia (“Scotia”), a Canadian financial institution that is a market-making member of the London Bullion Market Association (“LBMA”), as noted in Part I — Item 1. Business — Customers, on page 11 of the 2013 Form 10-K.

When a sale of gold or silver ounces is made pursuant to this agreement, the Company provides irrevocable instructions to the refiner with whom the doré is held, requesting the refiner to transfer the ounces sold to Scotia’s account upon final outturn (once refining is complete). Once the refiner acknowledges that it will comply with the instructions and pledges the ounces to the purchaser, payment is made by Scotia to the Company. It is at this point that revenue is recognized, in accordance with the agreement: “risk shall remain with the Company until payment, in full, of the purchase price for the subject Purchased Doré has been made by the Bank”. As such, we recognize revenue when payment is received from Scotia.

Once refining is complete, any ounces sold pursuant to the doré sales agreement are transferred to Scotia, with the remaining ounces credited to our account held with the refiner, and recorded as precious metals inventory.

Please refer to Appendix C for our proposed revised disclosure.

Note 6 - Mineral Property Interests and Asset Retirement Obligations, page 97

Comment No. 4

We note you recognized an impairment charge of $63 million in 2013 related to your exploration properties in Argentina and Nevada and $120.4 million during the second quarter of 2014 related to your Los Azules Copper Project.  We understand that you apply a market approach, using observed market value per square mile in the region and observed market value per ounce of mineralized material in determining the fair value of your exploration properties for purposes of calculating the impairment charges.  Please address the following points:

Comment No. 4 — point 1.

•                  Tell us how you obtained or determined the market value per square mile and the total amount of mineralized material used in your estimates.

Response

Nevada and Argentina Exploration Properties

The Nevada and Argentina exploration properties that were impaired in the year ended December 31, 2013 are primarily early-stage exploration properties with little to no mineralized material defined in accordance with either SEC Industry Guide 7 or the Canadian Securities Administrators’ National Instrument 43-101, “Standards of Disclosure for Mineral Projects” (“NI 43-101”).

To determine the fair value of these properties, we used the Precedent Transactions method (a form of the Market Approach), where fair value is estimated based on exchange prices in actual transactions and on asking prices for assets currently offered for sale. The process under this method entails comparison and correlation of the subject asset with other similar assets. To search for comparable precedent transactions, several resources were utilized, including S&P Capital IQ (a multinational financial information provider), a transaction data base compiled by Metals Economics Group, and company press releases.

As the majority of our Nevada and Argentina exploration properties do not have defined mineralized material, the multiple we used in determining the market value of these properties was the Acre Multiple, comprised of the price paid per acre of acquired exploration land. For this, we sought transactions involving gold exploration properties located in Nevada and South America, respectively. Note that for the Argentina exploration properties, the region from which comparable transactions were sought had to be expanded to all of South America as there were not enough recent transactions in Argentina specifically to be meaningful. The Acre Multiple was then applied to the number of acres contained in the land package owned by the Company. For the Argentina exploration properties, a discount of 40% was also applied to reflect the country risk experienced by Argentina-based mining operations, as discussed in further detail in point 2 below.

Note that amongst the Nevada properties, there are were two development-stage properties with defined 43-101 compliant mineralized material — Gold Bar and Tonkin. For those properties, the observed market value was determined using an In Situ Multiple, comprised of the price paid per pound of contained gold equivalent, rather than per acre of land. The transactions used in determining the In Situ Multiple were based on precedent transactions in North America. The In Situ Multiple was only applied to the portion of the land at Gold Bar and Tonkin which contained the identified mineralized material, while the Acre Multiple was applied to the remaining areas with no mineralized material.

For Gold Bar, the amount of mineralized material used in our estimate of fair value was 19.5 million tonnes of measured and indicated resources with an average grade of 0.95 grams/tonne, and 7.0 million tonnes of inferred resources with an average grade of 0.94 grams/tonne. These estimates were based on the 43-101 compliant Pre-Feasibility Study (“PFS”), filed on February 28, 2012 on SEDAR, the electronic system for the official filing of securities information as required by the securities regulatory authorities in Canada, and on our Company’s website. For Tonkin, the amount of mineralized material used was of 35.6 million tonnes of measured and indicated resources with an average grade of 0.041 ounces/tonne and 9.3 million tonnes of inferred resources with an average grade of 0.033 ounces/tonnes, based on the 43-101 Technical Report filed on May 20, 2008 on SEDAR and on our Company’s website.

For ease of reference, please see Appendix D for excerpts of the PFS and Technical Report detailing the estimates of mineral resource for Gold Bar and Tonkin, respectively.

Los Azules Copper Project

The Los Azules copper project (“Los Azules”) is an advanced-stage copper exploration project located in the province of San Juan in Argentina. As noted in Note 3 of our Form 10-Q for the quarter ended June 30, 2014, a triggering event was identified in the second quarter of 2014. The triggering event was the announcement of the acquisition of Lumina Copper Corp. by First Quantum Minerals Ltd., with the objective of First Quantum to acquire Lumina’s only project, the Taca Taca copper deposit, also located in Argentina. The Taca Taca deposit has several comparable characteristics to Los Azules, such as size, location, and geology. Based on the announcement day value of the Taca Taca project, the estimated market value per pound of copper equivalent mineralized material from this transaction was below the carrying value per pound of copper equivalent mineralized material of the Los Azules Project, indicating a potential significant decrease in the market price of the Company’s Los Azules project. Given the implied multiple and the comparable nature of the Taca Taca deposit, the Company conducted a full impairment analysis to determine whether there may be an impairment to the carrying amount of Los Azules.

The Company followed a process similar to that described above for the Company’s Nevada and Argentina exploration properties (observed market value based on the Precedent Transactions method), with the primary differences being that the comparable values were calculated for pounds of copper equivalent mineralized material, rather than acres of land, and that a predominant weighting of 75% was assigned to the Taca Taca transaction, as the Company believed it was most representative of Los Azules’ fair value due to the projects’ many similarities. The remaining 25% was applied to the median observable market value per copper equivalent of all other comparable transactions.

Further, before arriving at the fair value of the Company’s interest in Los Azules, we deducted the fair value of a back-in right option (“Back-In Right Option”) held by TNR Gold Corp (“TNR”), a publicly listed company, which was valued at $7.0 million. This Back-In Right Option was an option to acquire a minority ownership position in Los Azules granted by the Company to TNR as a result of a historical litigation settlement. The Back-In Right Option gave TNR the option of owning 25% of the northern portion of the Los Azules project, representing approximately 13% of the entire Los Azules deposit. The fair value of the Back-In Right Option of $7.0 million was determined based on the Market Approach, using the business enterprise value of TNR and subtracting the value of other identified assets held by TNR such as other exploration projects and marketable securities.

With respect to the total amount of mineralized material used in our estimate of Los Azules, unlike the Argentina and Nevada exploration properties (with the exception of Gold Bar and Tonkin), Los Azules (and Taca Taca) are at a more advanced stage of exploration, as the Company (and Lumina Copper) had been able to establish a mineralized material resource estimate in accordance with NI 43-101. The estimate of mineralized material was therefore incorporated in the impairment analysis completed in the second quarter of 2014. The amount of mineralized material used in our estimate of fair value was 389 million tonnes of indicated resources with a weighted average grade of 0.63 percent copper, and 1,397 million tonnes of inferred resources with a weighted average grade of 0.46 percent copper, which was based on the complete, 43-101 compliant Preliminary Economic Assessment (“PEA”), filed on November 7, 2013 on SEDAR.

For ease of reference, please see Appendix D for an excerpt of the PEA, detailing the estimate of mineral resource at Los Azules.

Comment No. 4 — point 2.

•                 Tell us to the extent to which you make adjustments to the observed market values for the specifics of your properties, providing examples of the types and relative magnitude of the adjustments made and the factors your consider in making these adjustments.

Response

Adjustments for specifics of the properties being valued, such as location, time of sale, physical characteristics, and conditions of sale, are typically difficult to make on early or exploration stage mining projects. As such, there were no adjustments to the observed market value per acre or pound of copper equivalent, except as follows:

Argentina Exploration Properties

Although all of our operations are subject to changes in political and regulatory conditions, in the last few years, Argentina has undergone significant government regulations which have presented difficulties to mining companies. For instance, in the second quarter of 2013, the province of Santa Cruz, where the impaired exploration properties are located, introduced a regulation requiring mining companies to pay an annual reserve tax of 1% of the spot value of the mineral reserves. As the basket of comparable transactions we considered in our valuation included transaction from South America rather than Argentina specifically, we attempted to reflect the impact of the challenges in Argentina by considering information for publicly traded companies with operations in various countries in South America relative to companies with operations primarily in Argentina. We compared the decline in observable enterprise values of publicly traded exploration companies located in Argentina to those of other publicly traded exploration companies located in South America, and observed a difference in multiple movements of approximately 40%, suggesting that comparable companies with operations in Argentina had been adversely affected and trade at a relative discount. Therefore, the Acre Transactions Multiples, discussed in point 1 above, were reduced by 40% to account for the decrease in value for Argentina-based mining operations.

Comment No. 4 — point 3.

•                 Expand your footnote disclosure in future filings to disclose the key assumptions and inputs used in determining the fair value for each impaired property to comply with FASB ASC paragraphs 820-50-5 (sic) and 50-2(e) (sic).  Please provide your proposed disclosure in your response.

Response

We note that the Staff refers us to FASB ASC paragraphs 820-10-50-5 and 820-10-50-2(e). To our knowledge, paragraph 820-10-50-5 has been superseded by Accounting Standards Update 2011-04, and the contents of paragraph 820-10-50-2(e) have been moved to paragraph 820-10-50-2(bbb). Nonetheless, we address the disclosure requirements under these paragraphs as follows:

ASC 820-10-50-5 — superseded by Accounting Standards Update 2011-04

For assets and liabilities that are measured at fair value on a nonrecurring basis in periods after initial recognition (for example, impaired assets), the reporting entity shall disclose information that enables users of its financial statements to assess the valuation techniques and inputs used to develop those measurements. To meet that objective, the reporting entity shall disclose all of the following information for each interim and annual period separately for each class of assets and liabilities. The reporting entity shall determine classes of assets and liabilities on the basis of the guidance in paragraph 820-10-50-2A.

a. The fair value measurement recorded during the period and the reasons for the measurement

Please refer to the last table of Note 17, Fair Value Accounting, on page 119 of our 2013 Form 10-K, where we disclose the non-recurring fair value measurements of all properties which were impaired during the year, including the Nevada and Argentina exploration properties. For the Los Azules impairment, the fair value measurement recorded is disclosed in Note 12 of our Form 10-Q for the second quarter of 2014, on page 18.

With respect to the reasons for the measurements, disclosures were provided in Note 6 of our 2013 Form 10-K, discussing the unexpected and significant decline in gold and silver market prices and continued inflationary pressures for our Argentina exploration properties, as well as the 1% reserve tax introduced in the province of Santa Cruz, and the annual impairment test for our Nevada properties. For Los Azules, the reason for the measurement, being the Taca Taca transaction, was disclosed in Note 4 of our Form 10-Q for the second quarter of 2014, on page 11.

b. The level within the fair value hierarchy in which the fair value measurement in its entirety falls, segregating the fair value measurement using any of the following:

1. Quoted prices in active markets for identical assets or liabilities (Level 1)

2. Significant other observable inputs (Level 2)

3. Significant unobservable inputs (Level 3).

Refer to the last table of Note 17, Fair Value Accounting, on page 119 of our 2013 Form 10-K, where we have categorized the fair value measurements of our exploration properties and investment in MSC as Level 3. For Los Azules, this disclosure was made in Note 12 of our Form 10-Q for the second quarter of 2014.

c. Subparagraph superseded by Accounting Standards Update No. 2010-06	-

d. For fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3), the disclosure required by paragraph 820-10-50-2(e).	See below.

ASC 820-10-50-2(bbb) — formerly ASC 820-10-50-2(e)

For fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3), a description of the valuation technique (or multiple valuation techniques) used, such as the market approach, income approach, or the cost approach, and the inputs used in determining the fair values of each class of assets or liabilities.

Please refer to Note 6 of our 2013 Form 10-K, where we noted that the fair value of our Argentina and Nevada exploration properties was determined by using the observed market value per acre in the region. For Los Azules, we disclosed the use of the observed market value per pound of copper equivalent in Note 12 of our Form 10-Q for the second quarter of 2014

With respect to the inputs used in the market approach for the Argentina and Nevada exploration properties, we refer to paragraph ASC 820-10-50-2(bbb):

A reporting entity is not required to create quantitative information to comply with this disclosure requirement if quantitative unobservable inputs are not developed by the reporting entity when measuring fair value (for example, when a reporting entity uses prices from prior transactions or third-party pricing information without adjustment) [emphasis added].

Further, the Basis of Conclusion CB90;

In addition, the Boards understand that fair value is sometimes measured on the basis of prices in prior transactions (for example, adjustments to the last round of financing for a venture capital investment) or third-party pricing information (for example, broker quotes). Such measurements might be categorized within Level 3 of the fair value hierarchy. In such cases, the Boards concluded that the reporting entity should be required to disclose how it has measured the fair value of the asset or liability, but that it should not need to create quantitative information (for example, an implied market multiple or future cash flows) to comply with the disclosure requirement if quantitative information other than the prior transaction price or third-party pricing information is not used when measuring fair value. [emphasis added].

Based on the above guidance, we concluded that no quantitative information on the observed market value per acre or pound of copper equivalent was required, as the fair value was based on prior transactions.

However, we concur that disclosures of the adjustment of 40% to reflect the Argentina country risk (discussed in point 2), and further details on the valuation methodology, including the predominant weighting assigned to Taca Taca and the valuation of the TNR Back-In Right Option (discussed in point 1) would be useful to readers of our financial statements. As such, we have included in Appendix E our proposed disclosures for the 2014 Form 10-K.

If there has been a change in the valuation technique(s) (for example, changing from a market approach to an income approach or the use of an additional valuation technique), the reporting entity shall disclose that change and the reason for making it.

N/A — there was been no change in the valuation technique.

For examples of disclosures that a reporting entity may present to comply with the requirement to disclose the inputs used in measuring fair value in this paragraph, see paragraphs 820-10-55-22A through 55-22B.

We concur that disclosures of the adjustments discussed in point 2 above should be included. We have included in Appendix E our proposed disclosures for the 2014 Form 10-K.

Note 7 - Investment in Minera Santa Cruz S.A. (“MSC”) - San Jose Mine, page 103

Comment No. 5

We note that you account for your 49% investment in Minera Santa Cruz S.A. (“MSC”) using the equity method.  We also note that the audited financial statements of MSC provided in the amended Form 10-K for the year ended December 31, 2013 filed June 30, 2014 are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Please confirm to us and expand your disclosure in future filings to indicate that you have adjusted MSC’s financial statements to U.S. GAAP in applying equity method accounting to this investment and that the summarized financial data of MSC presented under this heading has been prepared under U.S. GAAP.  Please provide us with a draft of your proposed disclosure.

Response

We confirm that we have adjusted MSC’s financial statements to U.S. GAAP in applying the equity method of accounting to this investment and that the summarized financial data of MSC presented under this heading has been prepared under U.S. GAAP. Please refer to Appendix F for our proposed disclosure.

The Company also hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact the undersigned at 647-258-0395.

Sincerely,

MCEWEN MINING INC.

/s/ Perry Y. Ing
Vice President & Chief Financial Officer

cc:	Mr. Robert McEwen, Chief Executive Officer — McEwen Mining Inc.
Mr. Nils F. Engelstad, Vice President and General Counsel — McEwen Mining Inc.
Mr. Richard W. Brissenden, Chair of the Audit Committee — McEwen Mining Inc.
Mr. Frank Klemenchuk, Audit Partner — KPMG LLP

Appendix A

Excerpts of Disclosures Presented in the 2013 Form 10-K

Relating to Lack of SEC Industry Guide 7 Reserves for El Gallo 1

Item 7. Management’s Discussion and Analysis, Critical Accounting Policies (page 72) and Item 8. Financial Statements, Note 2, Summary of Significant Accounting Policies (page 88)

Proven and Probable Reserves

The definition of proven and probable reserves is set forth in the SEC Industry Guide 7. (…)

As of December 31, 2013, except for the Company’s 49% interest in the San José mine, none of the Company’s other mineralized properties contain resources that satisfy the definition of proven and probable reserves.

Item 7. Management’s Discussion and Analysis, Critical Accounting Policies (page 72) and Item 8. Financial Statements, Note 2, Summary of Significant Accounting Policies (page 89)

Design, Construction, and Development Costs

Certain costs to design and construct mining and processing facilities may be incurred prior to establishing proven and probable reserves.  The Company classifies the development of the El Gallo Complex as an exploration stage project since no proven or probable reserves have been established, and accordingly, substantially all costs, including design, engineering, construction, and installation of equipment are expensed as incurred.

(…) Mine development costs incurred either to develop new ore deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production are capitalized.  Costs of start-up activities and costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations as incurred.  Costs of abandoned projects are charged to operations upon abandonment.  All capitalized costs are amortized using the units of production method over the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves.

As of December 31, 2013, except for the Company’s 49% interest in the San José mine, development costs are not capitalized at any of the Company’s properties, as no proven and probable reserves exist.

Item 7. Management’s Discussion and Analysis, Critical Accounting Policies (page 73) and Item 8. Financial Statements, Note 2, Summary of Significant Accounting Policies (page 89)

Mineral Property Interests

(…) When proven and probable reserves exist, the relevant capitalized costs and mineral property interests are to be charged to expense based on the units of production method and upon commencement of production. However, when a property does not contain mineralized material that satisfies the definition of proven and probable reserves, such as with the El Gallo 1 mine, the amortization of the capitalized costs and mineral property interests are charged to expense based on the straight-line method over the estimated useful life of the mine.

Item 8. Financial Statements, Note 6, Mineral Property Interests and Asset Retirement Obligations (page 102)

If proven and probable reserves exist at the Company’s properties, the relevant capitalized asset retirement costs and mineral property interests are to be charged to expense based on the units of production method and upon commencement of production. As previously discussed, El Gallo 1 began production in September 2012. However, since El Gallo 1 does not contain mineralized material that satisfies the definition of proven and probable reserves under the SEC Industry Guide 7, the amortization of the capitalized asset retirement costs and mineral property interests are charged to expense based on the straight-line method over the estimated useful life of the mine. For the year ended December 31, 2013, the Company recorded $1.5 million of amortization expense related to El Gallo 1, which is included in Production Costs Applicable to Sales in the Statement of Operations and Comprehensive Income (Loss) for the year ended December 31, 2013. This included $0.5 million in amortization expense related to its asset retirement costs in Mexico for the year ended December 31, 2013.

Appendix B

Proposed Revised Disclosures Relating to Lack of SEC Industry Guide 7 Reserves for El Gallo 1

For Form 10-K for the year ended December 31, 2014

(Revisions underlined - Changes noted below are to the actual disclosure provided in the 2013 Form 10-K)

Cautionary Note to United Stated Investors — Information Concerning Preparation of Resource and Reserve Estimates

McEwen Mining Inc. (“McEwen Mining,” “we”, “our”,  “us” or the “Company”) is required to prepare reports under the Canadian Securities Administrators’ National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”), under the Canadian securities laws because we are listed on the Toronto Stock Exchange (“TSX”) and subject to Canadian securities laws. These standards are materially different from the standards generally permitted in reports filed with the United States (“U.S.”) Securities and Exchange Commission (“SEC”).

Definitions of terms under NI 43-101 differ materially from the definitions of those and related terms in Industry Guide 7 (“Guide 7”) promulgated by the SEC.  Under U.S. standards, mineralization may not be classified as a “reserve” unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Under Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three-year historical average precious metals prices are used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate government authority.

One consequence of these differences is that “reserves” calculated in accordance with Canadian standards may not be “reserves” under Guide 7 standards.  U.S. investors should be aware that McEwen Mining’s properties located in Argentina (with the exception of the San José mine), Mexico and the United States do not have “reserves” as defined by Guide 7 and are cautioned not to assume that any part or all of the disclosed mineralized material will be confirmed or converted into Guide 7 compliant “reserves”.

Further, since we have no reserves on some of our properties as defined in Guide 7, we have in the past and will continue to expense all mine, mill and other facility construction costs with regard to those properties, even though these expenditures are expected to have a future economic benefit in excess of one year. We also expense our asset retirement obligations on those properties. Companies that have reserves under Guide 7 typically capitalize these costs, and subsequently depreciate or amortize them on a units-of-production basis as reserves are mined. Unlike these other companies, we depreciate or amortize any capitalized costs on a straight-line basis based on the estimated useful life of the mine, as determined by our internal mine plans. As a result of these and other differences, our financial statements may not be comparable to the financial statements of mining companies that have established reserves.

Under NI 43-101, we report measured, indicated and inferred resources, which are measurements that are generally not permitted in filings made with the SEC. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves under Guide 7. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically mineable reserves. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. It cannot be assumed that all or any part of inferred resources will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred resources exist, or that they can be mined legally or economically.

Canadian regulations permit the disclosure of resources in terms of “contained ounces” provided that the tonnes and grade for each resource are also disclosed; however, the SEC only permits issuers to report “mineralized material” in tonnage and average grade without reference to contained ounces. Under U.S. regulations, the tonnage and average grade described herein would be characterized as mineralized material. We provide such disclosure about our properties to allow a means of comparing our projects to those of other companies in the mining industry, many of which are Canadian and report pursuant to NI 43-101, and to comply with applicable disclosure requirements.

We also note that drill results are not indicative of mineralized material in other areas where we have mining interests. Furthermore, mineralized material identified on our properties does not and may never have demonstrated economic or legal viability.

Item 7. Management’s Discussion and Analysis, Critical Accounting Policies

Item 8. Financial Statements, Summary of Significant Accounting Policies — Design, Construction, and Development Costs

Mine development costs include engineering and metallurgical studies, drilling and other related costs to delineate an ore body, the removal of overburden to initially expose an ore body at open pit surface mines and the building of access ways, shafts, lateral access, drifts, ramps and other infrastructure at underground mines.  When proven and probable reserves as defined by Industry Guide 7 exist, development costs are capitalized and the property is a commercially minable property.  Mine development costs incurred either to develop new ore deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production would be capitalized.  Costs of start-up activities and costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations as incurred.  Costs of abandoned projects are charged to operations upon abandonment.  All capitalized costs would be amortized using the units of production method over the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves.

Certain costs to design and construct mining and processing facilities may be incurred prior to establishing proven and probable reserves. As of December 31, 2013, except for the Company’s 49% interest in the San José mine, development costs are not capitalized at any of the Company’s properties, as no proven and probable reserves exist. The Company classifies the development of the El Gallo Complex as an exploration stage project since no proven or probable reserves have been established, and accordingly, substantially all costs, including design, engineering, construction, and installation of equipment are expensed as incurred, resulting in the Company reporting larger losses than if such expenditures had been capitalized. Additionally, the Company does not have a corresponding depreciation or amortization of these costs going forward since these expenditures were expensed as incurred as opposed to being capitalized. As a result of these and other differences, our financial statements may not be comparable to the financial statements of mining companies that have established reserves.

Item 7. Management’s Discussion and Analysis, Critical Accounting Policies

Item 8. Financial Statements, Summary of Significant Accounting Policies — Mineral Property Interests

Mineral property interests include acquired interests in development and exploration stage properties, which are considered tangible assets.  The amount capitalized relating to a mineral property interest represents its fair value at the time of acquisition, either as an individual asset purchase or as a part of a business combination.  The value of mineral property interests is primarily driven by the nature and amount of mineralized material believed to be contained in the properties.

When proven and probable reserves exist, the relevant capitalized costs and mineral property interests are to be charged to expense based on the units-of-production method and upon commencement of production. However, when a property does not contain mineralized material that satisfies the definition of proven and probable reserves, such as with the El Gallo 1 mine, the amortization of the capitalized costs and mineral property interests are charged to expense based on the straight-line method over the estimated useful life of the mine, which based on the Company’s El Gallo 1 mine plan as of December 31, 2014 is estimated to end in late 2017. As a result of these and other differences, our financial statements may not be comparable to the financial statements of mining companies that have established reserves.

Appendix C

Proposed Revised Disclosures to “Summary of Significant Accounting Policies” Note

For Form 10-K for the year ended December 31, 2014

(Revisions underlined - Changes noted below are to the actual disclosure provided in the 2013 Form 10-K)

Revenue Recognition: Revenue includes sales value received for the Company’s principal products, gold and silver. The Company currently does not earn revenue from any products other than gold and silver. Revenue is recognized when title to gold and silver passes to the buyer and when collectability is reasonably assured. Title passes to the buyer based on terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example, the London Bullion Market for both gold and silver, in an identical form to the product sold.

The Company entered into a doré sales agreement with a Canadian financial institution in July 2012, whereby the Company has the option to sell approximately 90% of the gold and silver contained in doré bars produced at the El Gallo 1 mine prior to the completion of refining by the third party refiner, which normally takes approximately 15 business days. Revenue is recognized when the Company has provided irrevocable instructions to the refiner to transfer to the purchaser the refined ounces sold upon final outturn, and when payment of the purchase price for the purchased doré has been made in full by the purchaser.

Appendix D

Estimate of Mineralized Material for Impairment Analyses

Excerpt from 43-101 Technical Reports

Gold Bar — Pre-Feasibility Study, filed February 27, 2012

Table 2: Mineral Resource Statement Gold Bar Deposit, Eureka County Nevada, SRK Consulting (U.S.) Inc., November 28, 2011

Resource Estimate	Mass (kt)	Au Grade (g/t)	Contained Au (g)	Contained Au (oz)
Gold Pick
Measured	551	1.22	673,645	21,658
Indicated	14,466	0.94	13,628,333	438,165
M&I	15,017	0.95	14,301,978	459,823
Inferred	5,125	0.98	5,031,277	161,761
Gold Ridge
Measured	72	1.06	76,333	2,454
Indicated	2,273	0.97	2,197,331	70,646
M&I	2,345	0.97	2,273,664	73,100
Inferred	900	0.86	778,087	25,016
Cabin Creek
Measured	55	0.97	53,876	1,732
Indicated	2,075	0.87	1,812,482	58,273
M&I	2,130	0.88	1,866,358	60,005
Inferred	1,013	0.78	789,744	25,391
All Resources
Measured	678	1.19	803,854	25,844
Indicated	18,814	0.94	17,638,146	567,084
M&I	19,492	0.95	18,442,000	592,928
Inferred	7,038	0.94	6,599,108	212,168

Source: 43-101 compliant Technical Report (page vi) filed February 27, 2012 on SEDAR (www.sedar.com) under the Company’s profile, also available on the Company’s website: http://www.mcewencapital.com/mcewenmining/goldbar_ni_43_101_tr_1.pdf?noexit=true

Tonkin — Technical Report, filed May 20, 2008

Table 17-9

Summary of Measured and Indicated Resource by Mineral Zone

		Measured			Indicated			Total Measured+Indicated
Mineral Zone	Cutoff Grade	Tons (1000s)	Grade (oz Au/t)	Ounces (1000s)	Tons (1000s)	Grade (oz Au/t)	Ounces (1000s)	Tons (1000s)	Grade (oz Au/t)	Ounces (1000s)
South Model
TSP1 Main	0.018	3,127	0.062	193.3	488	0.051	24.9	3,615	0.060	218.1
TSP1 West	0.018	1,312	0.055	71.7	668	0.046	30.9	1,980	0.052	102.6
TSP1 Deep	0.018	949	0.049	46.9	758	0.047	35.9	1,707	0.048	82.8
O15	0.018	1,340	0.066	88.8	1,515	0.062	94.1	2,855	0.064	182.9
TSP1 South	0.018	286	0.066	18.8	334	0.059	19.8	620	0.062	38.7
TSP1 North	0.018	106	0.069	7.4	12	0.062	0.7	118	0.069	8.1
O15 North	0.018	44	0.100	4.4	152	0.094	14.3	196	0.096	18.7
TSP3	0.018	141	0.059	8.3	154	0.042	6.5	295	0.050	14.8
TSP6	0.018	342	0.053	18.1	265	0.036	9.7	607	0.046	27.8
TSP8	0.018	315	0.040	12.5	392	0.041	16.0	707	0.040	28.5
South No Zone	0.018	—	—	—	1,514	0.037	56.0	1,514	0.037	56.0
Central Model
FGrid	0.018	762	0.049	37.0	660	0.038	24.9	1,422	0.044	61.9
TSP5 Deep	0.018	—	—	—	628	0.061	38.6	628	0.061	38.6
Central No Zone	0.018	—	—	—	437	0.035	15.2	437	0.035	15.2
North Model
North Sulfide	0.018	5,401	0.031	168.1	6,018	0.030	179.8	11,419	0.030	347.9
Total Sulfide		14,125	0.048	675.2	13,995	0.041	567.2	28,120	0.044	1,242.5
North Oxide	0.012	5,213	0.028	144.7	2,251	0.027	60.1	7,464	0.027	204.7
Total Resource		19,338	0.042	819.9	16,246	0.039	627.3	35,584	0.041	1,447.2

Table 17-10

Summary of Inferred Resource by Mineral Zone

		Inferred
Mineral Zone	Cutoff Grade	Tons (1000s)	Grade (oz Au/t)	Ounces (1000s)
South Model
TSP1 Main	0.018	72	0.043	3.1
TSP1West	0.018	152	0.035	5.3
TSP1 Deep	0.018	216	0.045	9.7
O15	0 018	339	0.048	16.2
TSP1 South	0.018	149	0.051	7.6
TSP1 North	0.018	—	—	—
O15 North	0.018	170	0.093	15.8
TSP3	0.018	76	0.033	2.5
TSP6	0.018	70	0.035	2.5
TSP8	0.018	215	0.039	8.5
South No Zone	0.018	1,650	0.033	54.9
Central Model
FGrid	0.018	269	0.034	9.1
TSP5 Deep	0.018	318	0.056	17.8
Central No Zone	0.018	761	0.038	29.3
North Model
North Sulfide	0.018	3,820	0.027	104.7
Total Sulfide		8,277	0.035	287
North Oxide	0.012	1,013	0.024	24.0
Total Resource		9,290	0.033	311.0

Source: 43-101 compliant Technical Report (pages 84 and 85) filed May 20, 2008 on SEDAR (www.sedar.com) under the Company’s profile, also available on the Company’s website: http://www.mcewenmining.com/theme/McEwen/files/ttechreport.pdf

Los Azules — Preliminary Economic Assessment, filed November 7, 2013

Table 1.2

Estimate of Mineral Resources for Los Azules Deposit (0.35% Cu cut-off)

	Average Grade				Contained Metal
Mtonnes	Cu %	Au g/t	Mo %	Ag g/t	Cu BIbs	Au Moz	Mo Mlbs	Ag Moz

Indicated
389	0.63	0.07	0.003	1.8	5.39	0.84	25.7	22.9
Inferred
1,397	0.46	0.06	0.004	1.9	14.30	2.58	114.0	85.8

Note: The mineral resources do not have demonstrated economic viability

Source: 43-101 compliant Technical Report filed November 7, 2013 on SEDAR (www.sedar.com) under the Company’s profile, also available on the Company’s website: http://www.mcewenmining.com/files/technical_report/Los-Azules-43-101-Technical-Report-November-2013-Final.pdf

Appendix E

Proposed Revised Disclosure of “Fair Value Accounting” Note

For Form 10-K for the year ended December 31, 2014

(Revisions Underlined - Changes noted below are to the actual disclosure provided in the Q2 2014 Form 10-Q and 2013 Form 10-K)

In the second quarter of 2014, the Company recorded impairment charges related to the Los Azules Project in Argentina, as discussed in Note 6, Mineral Property Interests and Asset Retirement Obligations. The estimated fair value of the Los Azules Project was determined using the observed market value per pound of copper equivalent for recent comparable transactions, with a predominant weighting being given to the specific transaction described as the triggering event in Note 6, in which the acquired property exhibited many similarities to the Los Azules project, including size, location, and geology. Further, as of the date of the impairment testing, McEwen owned 100% of the Los Azules project. However, as a result of a historical litigation settlement with TNR Gold Corp (“TNR”), the Company granted TNR an option to acquire a minority ownership position in Los Azules Project (the “Back-In Right Option”). The Back-In Right Option gave TNR the option of owning up to approximately 13% of the Los Azules deposit. As such, in determining the fair value of Los Azules, the fair value of the Back-In Right Option was estimated using the Market Approach and deducted from the fair value of Company’s interest in Los Azules.

In the second and fourth quarters of 2013, the Company recorded impairment charges related to certain of its mineral property interests in Nevada and Argentina, as well as its investment in MSC, as discussed in Notes 6 and 7, respectively. The estimated fair values of the Nevada and Argentina mineral property interests were determined using observed market values per acre in the respective regions. Further, a discount of 40% was applied to the observable market value per acre for the Argentina exploration properties to reflect the country risk associated with early-stage exploration lands located in Argentina at the date of impairment. The country risk, observed at the date of impairment, is based on the decline in observable enterprise values of publicly traded exploration companies located in Argentina compared to those of other publicly traded exploration companies located in South America. The estimated fair value of the Company’s investment in MSC was determined using a discounted cash flow approach.

The following table sets forth a summary of the quantitative and qualitative information related to the unobservable inputs used in the calculation of the Company’s non-recurring Level 3 fair value measures for the years ended December 31, 2014 and 2013.

	Date of Fair Value Measurement	Valuation Technique	Unobservable Input	Range / Weighted Average
Mineral property interests Telken Tenements Este Tenements Piramides Tenements Tobias Tenements Cerro Mojon Tenements La Merced Tenements Cabeza de Vaca Tenements El Trumai Tenements Martes 13 Tenements Celestina Tenements Other Santa Cruz Exploration	June 30, 2013	Market value per acre	Discount to observed market value pre acre to reflect Argentina country risk	40%

Investment in MSC	June 30, 2013	Discounted cash flow	Discount Rate Long Term Gold Price Long Term Silver Price Argentina Inflation Index United States Inflation Index	10.0% $1,300 per ounce $22.75 per ounce 10.0% 1.7%

Appendix F

Revised Disclosures to “Investment in Minera Santa Cruz S.A. (“MSC”) — San José Mine” Note

For Form 10-K for the year ended December 31, 2014

(Revisions underlined - Changes noted below are to the actual disclosure provided in the 2013 Form 10-K)

As noted in Note 2, Summary of Significant Accounting Policies — Investments, the Company accounts for investments over which the Company exerts significant influence but does not control through majority ownership using the equity method of accounting. In applying the equity method of accounting to its Investment in MSC, MSC’s financial statements, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, have been adjusted to conform with U.S. GAAP. The summarized financial data presented under this heading has been prepared under U.S. GAAP.

[No change in remainder of disclosure — refer to Note 7 of 2013 Form 10-K]